[redacted]

05040817

B 6/10 *

CM 6/14

UNITED STATES
[redacted]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]UAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65921

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4-7-03 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mount Yale Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 Seventeenth Street, Suite 1400
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Sabre 952-897-5395
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400 (Address), Minneapolis (City), MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAY 20 2005 WASH, D.C. 209 SECTION

PROCESSED JUN 16 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 6/15

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John L. Sabre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mount Yale Securities, LLC, as of December, 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE A NELSON
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 1-31-09

Signature

Chief Executive Officer
Title

05-17-05
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mount Yale Securities, LLC

Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Mount Yale Securities, LLC

We have audited the accompanying statement of financial condition of Mount Yale Securities, LLC (the Company) as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

May 10, 2005

Mount Yale Securities, LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 73,245
Other assets	34,716
Total assets	$107,961
Liabilities and member's interest	
Accounts payable, accrued expenses, and other liabilities	$ 46,052
Member's interest	61,909
Total liabilities and member's interest	$107,961

See accompanying notes.

0505-0645437

Mount Yale Securities, LLC

Notes to Statement of Financial Condition

December 31, 2004

1. Organization

Mount Yale Securities, LLC (the Company), a wholly owned subsidiary of Mount Yale Capital Group, LLC (the Parent), is a registered introducing broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD) – see Note 5. The Company is a limited-service brokerage firm engaged in the private placement of securities which commenced operations on April 7, 2003, and obtained membership from the NASD on October 8, 2003.

As of November 8, 2004, the original membership interest in the Company was purchased by the Parent for $22,800 in cash. The effects of this purchase transaction have not been pushed down to the accompanying financial statements. In connection with this transaction, the name of the Company was changed from Alpha Brokerage Partners, LLC to Mount Yale Securities, LLC.

Other Company affiliates 100% owned by the Parent include Mount Yale Asset Management, LLC, which is registered as an investment adviser with the Securities and Exchange Commission (SEC) as a commodity pool operator and trading adviser with the Commodity Futures Trading Commission. Additionally, Mount Yale Portfolio Advisors, LLC (MYPA) is an investment advisory firm that is registered as an investment adviser with the SEC which advises high net worth and institutional clients.

2. Significant Accounting Policies

Fee Income

The Company and its affiliates act as placement agents for various investment managers and earn a fee based upon the level of assets invested. Placement fee income is recognized upon notification by an investment manager that a placement fee has been earned by the Company which generally occurs upon cash receipt of fee income by the Company.

In addition, the Company also earns a contract initiation fee on some of the investment manager contracts which is recognized upon execution of the contract less an allowance for amounts deemed uncollectible.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a partnership for income tax purposes. Federal and state income tax statutes require that the income or loss of a partnership be included in the tax returns of the partner.

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments with initial maturities of three months or less. At December 31, 2004, the Company did not have cash equivalents.

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the statement of financial condition. Actual results could differ from those estimates.

3. Related-Party Transactions

The Company and MYPA have entered into an administrative services agreement to provide administrative, managerial, and accounting services as well as joint use and sharing of office facilities. The Company incurred $96,654 in expenses associated with this services agreement during the period from April 7, 2003 (date of inception) to December 31, 2004.

Additionally, MYPA purchased $29,855 of fee income receivables from the Company as of June 30, 2004, for the discounted amount of $26,869.

The Company paid $11,913 of commission expense to certain employees of MYPA in connection with efforts to generate fee income during the period from April 7, 2003 (date of inception) to December 31, 2004.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1).

At December 31, 2004, the Company had net capital of $27,193 which was $22,193 in excess of the required net capital of $5,000.

5. Subsequent Event

On April 11, 2005, the NASD temporarily suspended the membership of the Company for failure to submit audited annual financial statements within the time period required under the Securities Exchange Act of 1934. Upon receipt of the audited financial statements by the NASD, the Company, subject to the NASD's review, will have its temporary suspension lifted and be fully reinstated as a member in good standing. The nonsubmission of the audited annual financial statements was the only reason for the suspension. Company operations could be significantly impacted if the suspension is not lifted in a timely manner.

6. Contingencies

The Company may be involved with litigation arising in the ordinary course of business from time to time. Currently, there are no such matters outstanding against the Company.